FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC’S NEW INTERNET POKER FEATURES

DELIVER AT-HOME, CUSTOMIZABLE EXPERIENCE TO PLAYERS

E-gaming software leader unveils player-created tournaments, advanced sorting and filtering tool

July 3, 2008 (Dublin, IRELAND) – CryptoLogic Limited., a leading software developer to the global Internet gaming market, today introduced two unique features to its Internet poker software line-up: the ability for players to host their own tournaments, and a new advanced sorting and filtering tool that allows players to customize their own settings for cash games and tournaments. Starting today, the new features will enhance the gaming experience of poker players all over the world.

“For CryptoLogic, everything starts with the customer experience — and today we introduce a tool that will let players take their poker game to a whole new level,” said Brian Hadfield, CryptoLogic’s President and CEO. “It’s all about making the poker player’s experience with CryptoLogic software more flexible and more entertaining than ever before.”

Private tournaments

Players can now host their own private games with the new ‘Create your own tournament’ feature, which simulates the experience of hosting a poker game at home. This community-building feature allows players to choose the games they want to play, at the stakes they want to play for, and at the time that is most convenient for them. Players also have the unique option to invite whomever they wish to play at their own private tables, delivering a flexible, online gaming experience.

Creating a tournament is easy. A simple click of a button in the poker lobby takes players to a private tournament set-up window. There, players can choose from a range of options, including game type, currency, buy-in amount, prize payout and date. When a private game is created, an email invitation is sent to the selected players. Only those who receive the invitation can participate in the game.

New sorting and filtering tool

CryptoLogic’s new and improved‘sorting and filtering tool’means players will spend less time trying to find the game they want, and more time where they want to be — at the tables.

This easy-to-use feature allows players to customize the poker lobby by creating their own settings for cash games and tournaments. They can also change these settings any time they wish. Players can choose to display only the games they like to play, from the game type and speed, to choice of stakes and currency, to the maximum number of players at their table and preferred start time for tournaments.

“CryptoLogic’s newest Internet poker innovations ensure the customer is equipped to play their poker game how they want, where they want and when they want,” added Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development. “It’s about putting poker in the hands of players, and letting great entertainment happen — faster.”

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

Today, CryptoLogic provides more than 8,000 concurrent players some of the industry’s most popular poker events, including the Caribbean Poker Classic, an annual high-stakes live poker tournament, and the Head Hunter Challenge, a tournament format in which players win cash for every participant they eliminate.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic( Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

###

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Karen Passmore, ext 228 kpassmore@argylecommunications.com
Kyla Thoms, ext 237 kthoms@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.